UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2011

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2011	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 22, 2012

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2011	2010
ASSETS
Investments:
Investments, at fair value	565,320	547,319
Fully benefit-responsive investment contracts, at fair value	96,763	89,687

Total investments	662,083	637,006

Receivables:
Employee contributions	1,107	284
Employer contributions	530	1
Participant loans receivable	10,024	9,083
Due from broker for securities sold	174	148
Investment income	573	99

Total receivables	12,408	9,615

Total assets	674,491	646,621

LIABILITIES
Accrued expenses and other liabilities	757	310
Due to broker for securities purchased	184	371

Total liabilities	941	681

Net assets reflecting all investments at fair value	673,550	645,940

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,975)	(4,139)

Net assets available for benefits	$668,575	$641,801

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income:
Dividends	3,220
Interest	3,258
Net depreciation in fair value of investments	(9,885)

Total investment loss	(3,407)

Interest income on participant loans receivable	544

Contributions:
Employee	53,863
Employer	22,178
Rollover	3,335

Total contributions	79,376

Total additions attributed to investments and contributions	76,513

Deductions from net assets attributed to:
Benefits paid to participants	59,590
Plan expenses	1,893

Total deductions	61,483

Net increase in net assets available for benefits, prior to plan merger	15,030

Plan merger (Note 1)	11,744

Net assets available for benefits, beginning of year	641,801

Net assets available for benefits, end of year	668,575

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which are appointed by the Company’s Board of Directors (the “Board”) or its designee.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan and JPMorgan Retirement Plan Services LLC (“JPM RPS”) is the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $76.4 million and $74.4 million at December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, these investments appreciated $10.8 million related to the net of realized and unrealized gains and losses, and earned dividends of $1.2 million. During the year ended December 31, 2011, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $16.4 million and purchased shares of Viacom Class B common stock at a cost of $7.6 million.

Plan Merger

Effective March 15, 2011, assets of approximately $11.7 million were transferred from the Viacom 401(k) Plan for Project Based Employees to the Plan.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Contributions

Participants are permitted to contribute up to 50% of annual compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

Any eligible employee is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $16,500 for 2011. Compensation considered under the Plan based on Code limits could not exceed $245,000 for 2011. The Code also limited annual aggregate participant and employer contributions to the lesser of $49,000 or 100% of compensation in 2011. In 2011, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions if the participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2011.

The employer matching contribution is equal to 100% of the first 1% and 50% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 100% after two years of service. In the case of a participant who was an employee on March 31, 2009, employer matching contributions vested at 20% after one year of service and 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be applied to future employer matching contributions and/or to pay administrative expenses. As of December 31, 2011, the Company had forfeitures of approximately $0.5 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. As of December 31, 2010, the Company had forfeitures of approximately $1.4 million available to be used as noted above. Employer matching contributions of approximately $0.7 million were forfeited in 2011 and the Company utilized forfeitures of approximately $0.7 million and $1.0 million in 2011 to pay administrative expenses and employer matching contributions, respectively.

Participant Loans Receivable

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Included in the Statements of Net Assets Available for Benefits are Participant loans receivable of $10.0 million and $9.1 million, which carried interest rates ranging from 3.25% to 12.0%, as of December 31, 2011 and 2010, respectively.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70  1/2 unless they are still employed.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59  1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009 may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting and recordkeeping fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping fees may also be paid from participant accounts. Trustee and custodian fees are paid from participant accounts. For 2011, $0.9 million was paid to JPM RPS for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04, “Fair Value Measurement and Disclosures (Topic 820—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements.

The guidance specifies that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets whereas they are not relevant when measuring the fair value of financial assets and liabilities.

Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place and sensitivity of recurring Level 3 measurements to changes in unobservable inputs, will be required. Plans will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed.

ASU 2011-04 is effective for annual periods beginning after December 15, 2011 and is to be applied prospectively. The Plan’s management is currently assessing the impact of this guidance on its financial statements but do not expect that the adoption will have a material impact on the Plan’s financial statements.

Securities Transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $41,474 and $105,190 at December 31, 2011 and 2010 respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 8 for further information on INVESCO and these contracts.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010 respectively. In 2011, certain investment funds were replaced with JP Morgan Smart Retirement funds to offer retirement date target funds to employees. As a result of the change, Level 2 investments increased to 70% of total investments as of December 31, 2011. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2011
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$96,530	$—	$96,530
Information Technology	29,524	—	29,524
Financial	8,619	—	8,619
Industrial	8,282	—	8,282
Health Care	11,657	—	11,657
Energy	8,178	—	8,178
Other	4,491	—	4,491

Total Common Stocks	$167,281	$—	$167,281

Common / Collective Trust Funds
Index	$—	$136,499	$136,499
Growth	—	55,589	55,589
Fixed Income	—	51,714	51,714
Target Date Funds	—	114,023	114,023

Total Common/Collective Trust Funds	$—	$357,825	$357,825

Registered Investment Companies
Growth	$27,528	$—	$27,528
Index	3,419	—	3,419

Total Registered Investment Companies	$30,947	$—	$30,947

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$96,763	$96,763
U.S. Government Securities	—	9,267	9,267

Total Investments At Fair Value	$198,228	$463,855	$662,083

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2010
(in thousands)	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$92,355	$—	$92,355
Information Technology	33,225	—	33,225
Financial	13,236	—	13,236
Industrial	10,601	—	10,601
Health Care	8,885	—	8,885
Energy	8,805	—	8,805
Other	5,645	—	5,645

Total Common Stocks	$172,752	$—	$172,752

Common / Collective Trust Funds
Index	$—	$116,918	$116,918
Growth	—	70,999	70,999
Fixed Income	—	40,511	40,511
Other	—	4,088	4,088

Total Common/Collective Trust Funds	$—	$232,516	$232,516

Registered Investment Companies
Growth	$59,296	$—	$59,296
Balanced Funds	70,911	—	70,911
Index	3,652	—	3,652

Total Registered Investment Companies	$133,859	$—	$133,859

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$89,687	$89,687
U.S. Government Securities	—	8,192	8,192

Total Investments At Fair Value	$306,611	$330,395	$637,006

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2011		2010
Blackrock Equity Index Fund	$92,674		$82,005
Viacom Class B Common Stock	$75,809		$73,816
Blackrock US Debt Index Fund	$51,714		$—	(1)
Blackrock Mid Cap Equity Index Fund	$43,825		$34,913
EB CIS Non-SL Aggregate Bond Index Fund	$—	(1)	$40,511
Vanguard LifeStrategy Conservative Growth	$—	(1)	$39,899
Capital Guardian International Equity Fund	$—	(1)	$35,681
Capital Guardian Emerging Markets Equity Fund	$—	(1)	$35,318
Vanguard LifeStrategy Growth	$—	(1)	$32,490

(1)	Represents less than 5% during the respective year.

During the year ended December 31, 2011 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated/(depreciated) as follows:

Registered investment companies	$1,486
Common stocks	3,286
Common/Collective Trusts	(14,657)

Net depreciation in fair value of investments	$(9,885)

NOTE 6—INCOME TAX STATUS

On October 9, 2008, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the guidance, the guaranteed investment contracts are presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The INVESCO Fund (the “Fund”) invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $91.8 million held by the INVESCO Fund at December 31, 2011:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A/A2		$26
	IGT BlackRock A or Better Intermediate Gov/Credit Fund		$855
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		854
	IGT INVESCO Short-term Bond Fund		17,875
	IGT Jennison A or Better Intermediate Gov/Credit Fund		856
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		$858

			21,298	26	$(868)
ING Life & Annuity	Wrapper	A-/A3		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		19,361

			19,361	0	(1,251)
Monumental Life Insurance Co	Wrapper	AA-/A1		15
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		3,603
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		3,597
	IGT INVESCO Short-term Bond Fund		7,387
	IGT Jennison A or Better Intermediate Gov/Credit Fund		3,606
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		3,613

			21,806	15	(1,238)
Pacific Life Insurance Co	Wrapper	A+/A1		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,168

			15,168	0	(869)
State Street Bank	Wrapper	AA-/Aa2		0
	IGT INVESCO Short-term Bond Fund		19,089

			19,089	0	(749)

Total			$96,722	$41	$(4,975)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $85.5 million held by the INVESCO Fund at December 31, 2010:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A+/Aa3		$49
	IGT INVESCO Short-term Bond Fund		$20,589

			20,589	49	$(847)
ING Life & Annuity	Wrapper	A/A2		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		18,384

			18,384	0	(969)
Monumental Life Insurance Co	Wrapper	AA-/A1		27
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		15,923

			15,923	27	(985)
Pacific Life Insurance Co	Wrapper	A+/A1		29
	IGT INVESCO Multi-Mgr A or Better Core Fund		14,197

			14,197	29	(543)
State Street Bank	Wrapper	AA/Aa2		0
	IGT INVESCO Short-term Bond Fund		20,489

			20,489	0	(795)

Total			$89,582	$105	$(4,139)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 1.41% and 2.17% for 2011 and 2010, respectively, and crediting interest rates to investments at fair value were approximately 2.83% and 3.73% at December 31, 2011 and 2010, respectively.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2011	2010
Net assets available for benefits per the financial statements	$668,575	$641,801
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,975	4,139
Amounts allocated to withdrawing participants	(92)	(183)
Deemed distribution of participant loans	(110)	(165)

Net assets available for benefits per the Form 5500	$673,348	$645,592

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2011
Benefits paid to participants per the financial statements	$59,590
Add: Amounts allocated to withdrawing participants at December 31, 2011	92
Less: Amounts allocated to withdrawing participants at December 31, 2010	(183)
Deemed loan offsets	(42)

Benefits paid to participants per the Form 5500	$59,457

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2011 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2011
Total additions attributed to investments and contributions per the financial statements	$76,513
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	836

Total income per the Form 5500	$77,349

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2011
Net increase in net assets available for benefits per the financial statements (including plan mergers)	$26,774
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	836
Amounts allocated to withdrawing participants at December 31, 2011	(92)
Amounts allocated to withdrawing participants at December 31, 2010	183
Deemed loan offsets	42
Deemed distribution of participant loans	13

Net income per the Form 5500 (including plan mergers)	$27,756

NOTE 10—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through June 22, 2012, the date the financial statements were available to be issued.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2011

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks
ABERCROMBIE & FITCH CO			606
ACME PACKET INC COM STK			494
ADOBE SYSTEMS INC COM STK			212
AEGON NV AMER REGD CERT(1			241
AGILENT TECHNOLOGIES INC			936
ALLIANCE DATA SYSTEMS COM			620
ALTERA CORP COM STK			2,105
AMAZON COM INC STK			777
AMERICAN EXPRESS CO COM			311
AMERIPRISE FINANCIAL INC			798
AMETEK INC COM STK			611
AMGEN INC COM STK			1,258
ANADARKO PETROLEUM CORP			904
ANALOG DEVICES USD0. 16 2/			872
AOL INC USD0.01			115
APPLE INC COM STK NPV			3,973
BAKER HUGHES INC COM STK			559
BANK OF AMERICA CORP COM			405
BB&T CORP COM STK USD5			453
BK OF NY MELLON CP COM			759
BLACKROCK INC CLASS’A’COM			971
BMC SOFTWARE INC COM STK			756
BOEING CO COM STK USD5			637
BOSTON SCIENTIFIC CORP			320
BROADCOM CORP CLASS’A’COM			785
CADENCE DESIGN SYSTEMS			182
CAPITAL ONE FINANCIAL			1,269
CARMAX INC COM STK			183
CATERPILLAR INC COM STK			392
CELANESE CORP COM STK			266
CEMEX SAADR EACH REP 5 C			118
CH ROBINSON WORLDWIDE INC			248
CHEVRON CORP COM STK			649
CITRIX SYSTEMS USD0.001			1,206
COACH INC COM STK USD0.01			765
COGNIZANT TECH USD0.01			578
COMCAST CORP COM CLS ‘A’			1,539
COMPUTER SCIENCES CORP			253
COMPUWARE CORP COM STK			132
CONSOL ENERGY INC COM STK			517

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
CORNING INC COM STK			182
COVIDIEN PLC USD0.20			483
CREDIT SUISSE GROUP			117
CUMMINS INC COM STK			890
DISH NETWORK CORP			270
DOMTAR CORPORATION COM			67
DOW CHEMICAL CO COM STK			575
EATON CORP COM USD0.50			555
EBAY INC COM STK USD0.001			2,738
EDWARDS LIFESCIENCES CORP			602
EMC CORP COM STK USD0.01			1,375
ENSCO PLC			664
EOG RESOURCES INC COM STK			542
EQUINIX INC USD0.001			122
F5 NETWORK INC COM STK			632
FEDEX CORP COM STK			960
FOSSIL INC COM STK			535
FREEPORT-MCMORAN COPPER &			338
GEN ELEC CO			1,343
GENWORTH FINANCIAL INC			131
GILEAD SCIENCES USD0.001			558
GLAXOSMITHKLINE ADR EACH			1,141
GOLDMAN SACHS GROUP INC			633
GOOGLE INC COM STK			349
GREEN MOUNTAIN COFFEE			1,471
HARLEY DAVIDSON COM STK			837
HEWLETT-PACKARD USD0.01			1,481
HOLOGIC INC COM STK			511
HOME DEPOT INC COM STK			757
HSBC HLDGS ADR EACH REPR			191
HUNT (J.B.)TRANSPORT			482
ILLINOIS TOOL WORKS INC			524
JOHNSON CONTROLS INC COM			1,004
JOY GLOBAL INC COM STK			654
JUNIPER NETWROKDS COM STK			803
KONINKLIJKE PHILIPS			178
LAS VEGAS SANDS CORP COM			520
LEGG MASON INC COM STK			29
LIBERTY GLOBAL INC COM STK, CL A			115
LIBERTY GLOBAL INC COM STK, CL C			119
LIBERTY INTERACTIVE CORP			416
LOWES COMPANIES INC COM			661
MAXIM INTEGRATED PRODUCTS			651
MCGRAW-HILL COS INC (THE)			351
MEDTRONIC USD0.10			306
MERCK & CO INC(NEW) COM			1,497

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
MGM RESORTS INTERNATIONAL			358
MICHAEL KORS HLDGS LTD			44
MICROSOFT USD0.000125			901
MOLEX INC CLASS’A’N.VTG			252
MONSANTO CO COM STK			926
MOSAIC CO(THE) USD0.01			338
NATIONAL OILWELL VARCO			925
NETAPP INC COM STK NPV			1,002
NEWS CORP CLASS’A’NON VTG			2,168
NOKIA CORP ADR EACH REPR			106
NOVARTIS AG ADR EACH REPR			1,143
NVR INC COM STK USD0.01			69
OCCIDENTAL PETROLEUM CORP			1,397
ORACLE CORP USD0.01			1,644
PACCAR INC COM STK USD1			115
PANASONIC CORP ADR-EACH			157
PFIZER USD0.05			1,190
PITNEY BOWES INC COM STK			46
PRECISION CASTPARTS CORP			249
PRICELINE.COM INC COM STK			912
QUALCOMM USD0.0001			1,260
RALPH LAUREN CORP USD0.01			178
RIO TINTO ADR EACH REP 1			275
ROVI CORP COM			265
SALESFORCE.COM INC COM			214
SANOFI ADR ECH REP 1/2			1,097
SCHLUMBERGER COM STK			2,021
SCHWAB(CHARLES)CORP COM			570
SIRIUS XM RADIO INC			547
SKYWORKS SOLUTIONS INC COM			333
SONY CORP ADR EACH REPR 1			303
SPRINT NEXTEL CORP FON			281
STARBUCKS CORP COM STK			611
SUNTRUST BANKS INC COM			266
SYMANTEC USD0.01			470
SYNOPSYS INC COM STK			386
TE CONNECTIVITY LT COM			339
TEXAS INSTRUMENTS USD1.00			91
TIBCO SOFTWARE INC COM			373
TIME WARNER CABLE INC			694
TIME WARNER INC USD0.01			1,122
TYCO INTERNATIONAL LTD			397
UNILEVER ADS-EACH REPR 1			335
UNITEDHEALTH GROUP INC			614
VERISIGN COM STK USD0.001			515
* VIACOM INC CLASS A			628

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
* VIACOM INC CLASS B			75,809
VMWARE INC CLS ‘A’ COM STK			279
VODAFONE GROUP SPON ADR			729
VULCAN MATERIALS CO COM STK			334
WAL-MART STORES INC COM STK			932
WALT DISNEY(HLDG)CO			740
WALTER ENERGY INC COM STK			243
WELLS FARGO & CO COM STK			1,475
XEROX CORP COM STK			478

Total Common Stocks			167,281

Registered Investment Companies
DFA U.S. Small Cap Fund			27,528
Vanguard FTSE Social Index Fund			3,419

Total Registered Investment Companies			30,947

Common/Collective Trusts
Blackrock Equity Index Fund			92,674
Blackrock Mid Cap Equity Index Fund			43,825
Blackrock US Debt Index Fund			51,714
Capital Guardian Emerging Markets Equity Fund			25,825
Capital Guardian International Equity Fund			29,763
* JPMorgan Chase Smartretirement Income Fund			2,860
* JPMorgan Chase Smartretirement 2050 Fund			7,100
* JPMorgan Chase Smartretirement 2045 Fund			15,440
* JPMorgan Chase Smartretirement 2040 Fund			19,394
* JPMorgan Chase Smartretirement 2035 Fund			21,966
* JPMorgan Chase Smartretirement 2030 Fund			17,615
* JPMorgan Chase Smartretirement 2025 Fund			16,653
* JPMorgan Chase Smartretirement 2020 Fund			8,615
* JPMorgan Chase Smartretirement 2015 Fund			4,381

Total Common Collective Trusts			357,825

U.S. Government Securities

* JP Morgan U.S. Government Fund			9,267

Synthetic Guaranteed Investment Contracts
Bank of America – Contract #05-066	IGT BlkRk A+ Int G/C; Evergreen		855
	IGT INVESCO A+ Int G/C; Evergreen		854
	IGT INVESCO ShrtTrm Bond; Evergreen		17,875
	IGT Jennison A+ Int G/C; Evergreen		856
	IGT PIMPCO A+ Int G/C; Evergreen		858

Schedule H, line 4i

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(842	) (2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		19,361
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(1,251	) (2)
Monumental – Contract #MDA00730TR	IGT BlkRk A+ Int G/C; Evergreen		3,603
	IGT INVESCO A+ Int G/C; Evergreen		3,597
	IGT INVESCO ShrtTrm Bond; Evergreen		7,387
	IGT Jennison A+ Int G/C; Evergreen		3,606
	IGT PIMPCO A+ Int G/C; Evergreen		3,613
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(1,223	) (2)
Pacific Life In – Contract #G-27279.01.0001	IGT MxMgr A+ Core; Evergreen		15,168
Pacific Life In Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(869	) (2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTrm Bond; Evergreen		19,089
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(749	) (2)

Total Synthetic Guaranteed Investment Contracts			96,763	(3)

Loans to Participants	Various maturities and interest rates ranging from 3.25% to 12.0%		10,024

Grand Total			672,107

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts include wrappers at fair value of $41 and adjustment to contract value of ($4,975).
(3)	Adjustment to contract value of ($4,975) is not included in the Guaranteed Investment Contracts of $96,763.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 22, 2012	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee